Filed by LinnCo, LLC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Linn Energy, LLC

Commission File No.: 000-51719

LINN
Energy
NASDAQ: LINE
NASDAQ: LNCO
Exchange Offer for LINE Units
Updated as of April 18, 2016
Driving Innovation
People – Strategy – Assets

Offer Overview
LINN
Energy
NASDAQ: LINE
NASDAQ: LNCO

Summary(1)
LINN Energy
NASDAQ: LINE NASDAQ: LNCO
Offer to exchange each outstanding LINE unit for one LNCO share
Purpose of the Offer
To permit holders of LINE units to maintain their economic interest in LINE through LNCO
Exchange may allow LINE unitholders to avoid future allocations of taxable income and loss, including cancellation of debt income (“CODI”), that could result from future debt restructuring or other strategic transactions by LINE
Participation in the Offer
Because the tax situation of each LINE unitholder is unique, LNCO recommends that LINE unitholders consult their own tax advisor to determine whether it is in that unitholder’s best interest to participate
The Companies
LINN Energy, LLC (NASDAQ: LINE)
Treated as a partnership for federal and all relevant state income tax purposes
All items of income, gain, loss, deduction and credit of LINE are allocated directly to LINE unitholders and reported on LINE unitholders’ separate returns
LinnCo, LLC (NASDAQ: LNCO)
Treated as a corporation for federal and all relevant state income tax purposes
All items of income, gain, loss, deduction and credit of LNCO are reported on LNCO’s separate tax return and are not allocated to LNCO shareholders
Expiration
The exchange offer is scheduled to expire midnight (ET), April 25, 2016, unless extended or terminated
(1) The information contained in this presentation is a summary and is qualified in full by reference to the Registration Statement on Form S-4/A filed with the Securities and Exchange Commission on April 18, 2016.

Evaluating the Options(1)
LINN Energy
NASDAQ: LINE NASDAQ: LNCO
Continue to Hold LINE Units Participate in Exchange Sell LINE Units for Cash
Individual LINE unitholder exposure to CODI? YES(2) NO NO(3)
Up-front taxable event from sale or exchange? NO YES(2)(4)(5) YES(2)(5)
Ongoing ownership of LINE? YES YES(6) NO
1) Please refer to the full table on pages 13 through 15 on the Registration Statement on Form S-4/A filed on April 18, 2016 for further details regarding each option.
2) Holder may have passive losses to offset the tax liability.
3) If sold the month prior to CODI event.
4) Similar to a sale; proceeds will equal the fair market value of LNCO shares.
5) Subject to ordinary income recapture.
6) Indirect ownership through LNCO. 4

Selected Q&A About the Offer
LINN Energy
NASDAQ: LINE
NASDAQ: LNCO

Selected Q&A About the Offer
LINN Energy
NASDAQ: LINE NASDAQ: LNCO
What is CODI?
Cancellation of debt income
An amount that must be reported as ordinary income by the unitholder, potentially increasing the unitholder’s tax liabilities
The tax liability resulting from allocations of CODI will vary depending on each unitholder’s individual tax circumstances
What events will trigger CODI?
CODI is potentially recognized when existing LINN indebtedness is reduced, modified or exchanged
The filing of a petition under Chapter 11 of the U.S. Bankruptcy Code does not itself cause LINE to recognize CODI; however, it is likely that the final resolution of a bankruptcy plan would cause LINE to recognize an amount of CODI, which may be substantial
Does the entry into the Settlement Agreement with certain Second Lien Noteholders on
April 4, 2016 trigger CODI?
LINE has previously announced that debt restructurings and other strategic transactions implemented by LINE could result in the realization of CODI that would be allocated to the unitholders of LINE
LINE does not believe that the execution of the settlement agreement will result in the realization of any CODI; the completion of the transactions contemplated in the settlement agreement could give rise to CODI

Selected Q&A About the Offer
(Continued)
LINN Energy
NASDAQ: LINE NASDAQ: LNCO
What is UBTI?
Unrelated business taxable income
Income generated by a tax-exempt entity by means of taxable activities where the income is not related to the main function of the entity
Is CODI considered UBTI for tax-exempt organizations and retirement accounts (e.g. IRA, ROTH IRA)?
Yes – CODI is considered 100% UBTI
Potential CODI allocation to each outstanding LINE unit
2015 - Debt restructuring resulted in ~$1.7 billion of CODI
2016 - If future restructuring of LINE indebtedness results in $1 billion, $3 billion or $5 billion of CODI, then $2.83, $8.50 and $14.17, respectively, of CODI will be allocated to each outstanding LINE unit(1)(2)
(1) Based on 352,751,460 LINE units outstanding (excluding unvested restricted units) as of March 18, 2016.
(2) CODI is not itself an additional tax due but is an amount that must be reported as ordinary income by the unitholder, potentially increasing such unitholder’s tax liabilities. The amount of any such tax liability resulting from allocations of CODI will vary depending on each unitholder’s individual tax circumstances.

Selected Q&A About the Offer
(Continued)
LINN Energy
NASDAQ: LINE NASDAQ: LNCO
Will I have to pay any fee or commission to exchange my LINE units?
If you are a record owner of your LINE units and you tender these units in the offer, you will not have to pay brokerage fees, commissions or similar expenses
If you own your LINE units through a broker, dealer, commercial bank, trust company or other nominee and that broker or other such nominee tenders your LINE units on your behalf, your broker or other such nominee may charge a fee for doing so(1)
What will I receive for my LINE units?
One LNCO share for each validly tendered LINE unit
Entitles each LNCO shareholder to the same distribution (if any) per LINE unit, less amount reserved to cover LNCO estimated income tax liability
Entitles each LNCO shareholder to vote indirectly on any matter submitted by LINE to a vote of its unitholders
What happens if I do not tender (exchange) my LINE units?
You will continue to own LINE units unless you sell or dispose of them in another transaction
Tax items of income or loss will continue to be allocated to you in accordance with the applicable tax rules
LINE unitholders are highly encouraged to consult their own tax advisors to determine the specific consequences of participating or not participating in the offer
(1) Please consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Selected Q&A About the Offer
(Continued)
LINN Energy
NASDAQ: LINE NASDAQ: LNCO
How do I tender (exchange) my LINE units?
Beginning around March 31, you should receive by mail or electronically (if you elected e-delivery through a broker) a package containing the disclosure documents and instructions as to how to exchange your units
The method of exchange depends on how you hold your units: o Units held through a broker, dealer, commercial bank, trust company or other nominee
• Using information provided by your broker, instruct your broker to facilitate tender by book-entry transfer through The Depository Trust Company
o Units represented by physical certificates (Record Holders)
• Deliver certificates representing LINE units together with a letter of transmittal and any other documents required by the letter of transmittal, to American Stock Transfer & Trust Company (the “exchange agent”)(1) no later than the expiration date
You MUST take affirmative action to action to exchange your shares
Is LNCO “safer” than LINE?
It is possible that either or both LINN Energy and LinnCo could seek protection under Chapter 11 of the U.S. Bankruptcy Code, and it is possible that LinnCo shares and LINN Energy units could be severely diluted or even eliminated in such proceedings
You should consult your own investment advisor
(1) Exchange agent address and other procedures for book-entry tender can be found in the Registration Statement on Form S-4/A filed on April 18, 2016.

Selected Q&A About the Offer
(Continued)
LINN Energy
NASDAQ: LINE NASDAQ: LNCO
What if I am a LINN employee?
Employees who hold vested LINN Energy units can exchange those units through his or her broker, or if held in managed shares at AST/EPS, by executing the Letter of Transmittal sent by AST/EPS
Unvested LINN Energy units are not eligible for exchange and LINN Energy does not expect any tax impact from CODI on unvested units
Whom should I call if I have questions about the exchange process?
D.F. King & Co., Inc., information agent, toll free at (877) 297-1738 or contact the information agent via e-mail at linn@dfking.com
LINE unitholders are highly encouraged to consult their own tax or financial advisors to determine the specific consequences of participating or not participating in the offer

Forward-Looking
Statements
and Risk Factors
This presentation includes “forward-looking statements.” All statements, other than statements of historical facts, included in this presentation that address activities, events or developments that LinnCo expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. These statements include, but are not limited to forward-looking statements about the possible advantages and benefits, tax treatment of the Exchange Offer and the timing of expiration of the Exchange Offer. These statements are based on certain assumptions made by LinnCo based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond LinnCo’s control, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements.
You should carefully review the Risk Factors and other disclosure contained in LinnCo’s Registration Statement on Form S-4/A filed with the SEC on April 18, 2016, as well as in LinnCo’s and LINN Energy’s Annual Reports on Form 10-K for the year ended December 31, 2015, each filed on March 15, 2016.
IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC
This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the units, nor is it a substitute for the registration statement and the exchange offer materials that LinnCo has filed with the SEC. THE EXCHANGE OFFER MATERIALS (INCLUDING A PROSPECTUS, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) CONTAIN IMPORTANT INFORMATION. LINN UNITHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT LINE UNITHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR UNITS. The Prospectus, the related Letter of Transmittal and certain other exchange offer documents are available to all LINE unitholders at no expense to them. The exchange offer materials are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting LinnCo’s Investor Relations department at (281) 840-4193 or D.F. King & Co., Inc., the information agent for the Exchange Offer, at (877) 297-1738.
LINN Energy
NASDAQ: LINE NASDAQ: LNCO